FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of October 2008	Commission file number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information

Mexican Stock Exchange
Ticker: KOFL	2008 THIRD-QUARTER AND FIRST NINE MONTHS RESULTS

NYSE (ADR)
Ticker: KOF		Third Quarter			YTD

		2008	2007	Δ %	2008	2007	Δ %

Ratio of KOF L to KOF = 10:1	Total Revenues	19,770	17,264	14.5%	56,248	50,899	10.5%

	Gross Profit	9,396	8,475	10.9%	26,899	24,371	10.4%

	Operating Income	3,194	2,896	10.3%	9,248	8,252	12.1%

	Majority Net Income	1,252	1,940	-35.5%	4,747	4,984	-4.8%

	EBITDA(1)	4,007	3,659	9.5%	11,602	10,502	10.5%

	Net Debt (2)	12,209	11,374	7.3%

	(3) EBITDA/ Interest Expense, net	10.04	8.43

	(3) EBITDA/ Interest Expense	7.57	6.35

	(4) Earnings per Share	0.68	1.05

	Capitalization(5)	24.3%	29.2%

	Expressed in million of Mexican pesos. Figures of 2007 are expressed with purchasing power as of December 31, 2007
	(1) EBITDA = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
	See reconciliation table on page 9 except for Earnings per Share
	(2) Net Debt = Total Debt - Cash
	(3) LTM figures
	(4) On a quarterly basis
	(5) Total debt / (long-term debt + stockholders' equity)

Total revenues reached Ps. 19,770 million in the third quarter of 2008, an increase of 14.5% compared to the third quarter of 2007; excluding the positive effect of Refrigerantes Minas Gerais (“Remil”), total revenues would have increased 7.0% compared to the third quarter of 2007.

Driven by double digit operating income growth from our Mercosur division, consolidated operating income increased 10.3% to Ps. 3,194 million for the third quarter of 2008. Our operating margin reached 16.2% for the third quarter of 2008.

For Further Information:

Investor Relations	Consolidated majority net income decreased 35.5% to Ps. 1,252 million in the third quarter of 2008, resulting in earnings per share of Ps. 0.68 in the third quarter of 2008.

Alfredo Fernández
alfredo.fernandez@kof.com.mx
(5255) 5081-5120 / 5121
Mexico City (October 23, 2008), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF)(“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second- largest Coca-Cola bottler in the world in terms of sales volume, announces results for the third quarter of 2008.

"In the face of today's challenging economic environment, our company was able to deliver double-digit top-line growth this quarter. We continued to integrate our new franchise territory into our existing Brazilian operations with great results. In addition to the organic growth of our existing Brazilian operations, this acquisition accounted for half of our company's consolidated incremental top-line for the quarter, reinforcing this important engine for growth. In August, our company and The Coca-Cola Company entered into an agreement to jointly acquire the Brisa bottled water business in Colombia from Bavaria, a subsidiary of SAB Miller; this acquisition, once completed, will enable us to expand our product portfolio to satisfy consumers' preferences and advance our water strategy. We also started to distribute the Jugos Del Valle line of juice-based beverages in Colombia, Panama, and Nicaragua. This new line of business is helping us to introduce innovative new products such as Vallefrut in Mexico." said Carlos Salazar Lomelin, Chief Executive Officer of the company.

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig
roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

October 23, 2008	Page 1

CONSOLIDATED RESULTS

Until December 31, 2007, we applied inflationary accounting for all of our operations. Beginning January 1, 2008, in accordance with changes in the Mexican Financial Reporting Standards related to inflation effects, we discontinued inflation accounting for our subsidiaries in Mexico, Guatemala, Panama, Colombia and Brazil. For the rest of our subsidiaries (Argentina, Venezuela, Costa Rica and Nicaragua) we will continue applying the inflationary accounting method. The figures for 2007 are stated in Mexican pesos with purchasing power at December 31, 2007 (instead of being restated as of September 30, 2008 as would have been the case under the previous methodology) taking into account local inflation of each country with reference to the consumer price index and converted from local currency to Mexican pesos using the official exchange rate of December 31, 2007 published by the local central bank of each country.

Beginning with the first quarter of 2008, we decided to align our quarterly disclosure based on the way we manage the business. We have regrouped our operations into three divisions: (i) Mexico division, (ii) Latincentro division, which is comprised of the territories we operate in Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama, and (iii) Mercosur division, which is comprised of the territories we operate in Brazil and Argentina.

Our consolidated total revenues increased 14.5% to Ps. 19,770 million in the third quarter of 2008, compared to the third quarter of 2007, as a result of increases in all of our divisions, including the consolidation of the recently acquired franchise Refrigerantes Minas Gerais, Ltda. (“Remil”). Our consolidated average price per unit case increased 4.1% to Ps. 33.42 in the third quarter of 2008 as compared to the same period of 2007, as a result of higher average prices in our Latincentro and Mercosur divisions.

Total sales volume increased 8.5% to 572.4 million unit cases in the third quarter of 2008 as compared to the same period of 2007; excluding Remil, total sales volume increased 3.3% mainly driven by incremental volumes from brand Coca-Cola, our bottled water business and still beverages. Sparkling beverages sales volume increased 6.6% on a consolidated basis during the quarter, although this number would have grown almost 1.0% without the effect of the inclusion of Remil. Still beverages sales volume grew close to 100%, mainly driven by volumes from the Jugos del Valle brand in our Mexico division, accounting for more than 20% of incremental volumes. Bottled water, including bulk water, grew more than 8% representing the balance.

Our gross profit increased 10.9% to Ps. 9,396 million in the third quarter of 2008, compared to the third quarter of 2007, driven by increases in our Mercosur and Latincentro divisions, with Mercosur contributing the majority of the growth. Gross margin reached 47.5% in the third quarter of 2008 as compared to 49.1% in the same period of 2007. The margin decline was mainly driven by (i) lower profitability from the Jugos del Valle line of business as expected this year; (ii) higher sweetener costs in Brazil, Argentina and Venezuela; and (iii) higher PET costs in Mexico, Brazil, Argentina.

Our consolidated operating income increased 10.3% to Ps. 3,194 million in the third quarter of 2008, mainly driven by double-digit operating income growth in our Mercosur division. Our operating margin was 16.2% in the third quarter of 2008, a decrease of 60 basis points. Revenue growth and operating leverage partially compensated for higher cost of goods sold.

During the third quarter of 2008, we recorded Ps. 562 million in the other expenses line. These expenses were mainly driven by the write off of some fixed assets related to the closing of one of our production facilities in Mexico and the re-allocation of long term employee benefits previously recorded as long term assets in the balance sheet, in accordance with the Mexican Financial Reporting Standards.

Our integral result of financing in the third quarter of 2008 recorded an expense of Ps. 514 million as compared to Ps. 7 million in the same period of 2007, mainly due to a foreign exchange expense as applied to our U.S. denominated debt combined with a less favorable monetary position driven by non-inflationary accounting applied to certain divisions of our business.

During the third quarter of 2008, income tax, as a percentage of income before taxes, was 38.3%, compared to 28.4% in the same quarter of 2007. This difference was mainly driven by additional tax provisions recorded during the quarter.

Our consolidated majority net income decreased by 35.5% to Ps. 1,252 million in the third quarter of 2008 as compared to the third quarter of 2007, driven by an increase in the other expenses line combined with a higher integral result of financing recorded this quarter compared with the same period of last year. Earnings per share (EPS) were Ps. 0.68 (Ps 6.78 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

October 23, 2008	Page 2

BALANCE SHEET

As of September 30, 2008, Coca-Cola FEMSA had a cash balance of Ps. 3,530 million, a decrease of Ps. 4,012 million, compared to December 31, 2007, mainly as a result of cash used in the acquisitions of Remil and the Agua de los Angeles jug water business.

Total short-term bank debt was Ps. 4,746 million and long-term debt was Ps. 10,993 million. Total debt decreased Ps. 3,177 million compared with year end 2007 mainly driven by the maturities of our “Certificados Bursatiles” in April and July 2008. As a result of both factors, net debt increased approximately Ps. 835 million compared to year end 2007. KOF’s total debt balance includes dollar denominated debt in the amount of US$ 795 million.

The weighted average cost of debt for the quarter was 7.20% . The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of September 30, 2008:

Currency	% Total Debt (1)	% Interest Rate
		Floating (1)

Mexican pesos	38.1%	99.0%
U.S.dollars	54.6%	42.8%
Venezuelan bolivars	2.4%	0.0%
Argentine pesos	4.2%	33.7%
Brazilian Reais	0.7%	0.0%

(1) After giving effect to cross-currency swaps, forwards, and interest rate swaps.

Debt maturity profile

Maturity Date	2008	2009	2010	2011	2012	2013 +

% of Total Debt	2.8%	27.3%	6.6%	0.1%	24.0%	39.2%

Consolidated Cash Flow
Expressed in million of Mexican pesos (PS.) and U.S. dollars (USD) as of September 30, 2008

	Jan - Sep 2008
	Ps.	USD

Consolidated Net Income	4,900	447
Non cash charges to net income	2,144	195

	7,044	642
Change in working capital	410	37

Resources Generated by Operating Activities	7,454	679

Total Investments	(5,678)	(517)
Dividends paid	(945)	(86)
Debt decrease	(4,807)	(438)

Increase in cash and cash equivalents	(3,976)	(362)

Cahs and cash equivalents at begining of period	7,542	687
Translation Effect	(36)	(3)
Cash and cash equivalents at end of period	3,530	322

The difference between the reduction in debt of the balance sheet and the debt decrease in nominal terms presented in the cash flow is related to the inflation effect and foreign exchange impact, presented separately in accordance to changes with the Mexican Financial Reporting Standards related to cash flow.

October 23, 2008	Page 3

MEXICO DIVISION OPERATING RESULTS

In November 2007, Coca-Cola FEMSA together with The Coca-Cola Company acquired 100% of Jugos del Valle, S.A.B. de C.V. As of February 2008, we and the rest of the Coca-Cola bottlers are distributing the Jugos del Valle portfolio in our respective territories through the traditional channel. Volume, average price per unit case, cost of goods sold and operating expenses related to these products are recorded in our consolidated and Mexico division operating results. We do not expect to capture any profits from this line of business during 2008.

Revenues

Total revenues from our Mexico division increased 1.8% to Ps. 8,533 million in the third quarter of 2008, as compared to the same period of the previous year. Incremental volumes accounted for the incremental revenues during the quarter. Average price per unit case declined to Ps. 28.99, a 0.8% decline, as compared to the third quarter of 2007, reflecting (i) lower volumes in sparkling beverages and higher volumes of brand Coca-Cola in multiserve presentations, which were partially compensated with higher average prices per unit case from our still beverage category. Excluding bulk water under the brands Ciel and Agua de los Angeles, our average price per unit case was Ps. 34.18, a 0.6% increase as compared to the same period of 2007.

Total sales volume increased 2.5% to 293.2 million unit cases in the third quarter of 2008, as compared to the third quarter of 2007, resulting from more than 9% volume growth in our bottled water business and incremental volumes in the still beverage category, increasing more than 200% driven by the Jugos del Valle product line, which more than compensated for a sales volume decline of 1.9% in sparkling beverages.

Operating Income

Our gross profit remained flat at Ps. 4,414 million in the third quarter of 2008 as compared to the same period of 2007. Lower cost of sweeteners year-over-year offset higher PET resin and concentrate costs. Gross margin decreased from 52.6% in the third quarter of 2007 to 51.7% in the same period of 2008, driven by lower profitability from the Jugos del Valle line of business, as expected this year.

Operating income decreased 0.5% to Ps. 1,696 million in the third quarter of 2008, compared to Ps. 1,705 million in the same period of 2007, as a result of revenue growth and lower operating expenses, which partially compensated for higher cost of goods sold. Our operating margin was 19.9% in the third quarter of 2008, a decrease of 40 basis points as compared to the same period of 2007.

October 23, 2008	Page 4

LATINCENTRO DIVISION OPERATING RESULTS (Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama)

During this quarter Coca-Cola FEMSA started to distribute Jugos del Valle in Colombia, Panama and Nicaragua. Volume, average price per unit case, cost of goods sold and operating expenses related to these products are recorded in our consolidated and Latincentro division operating results.

Revenues

Total revenues reached Ps. 5,768 million in the third quarter of 2008, an increase of 6.7% as compared to the same period of 2007. Volume growth accounted for close to 70% of incremental revenues. Average price per unit case increased 2.2% as a result of higher average prices per unit case in Venezuela which more than compensated for average price per unit case decreases in Colombia and Central America. Average price per unit case increased to Ps. 41.88 in the third quarter of 2008, as compared to the third quarter of 2007.

Total sales volume in our Latincentro division increased 4.5% to 137.6 million unit cases in the third quarter of 2008, as compared to the same period of 2007. Volume increase was mainly driven by (i) the growth of brand Coca-Cola, (ii) growth of flavored sparkling beverages across our territories in the Latincentro division and (iii) the introduction of the Jugos del Valle line of business in Colombia.

Operating Income

Gross profit reached Ps. 2,599 million, an increase of 3.3% in the third quarter of 2008, as compared to the same period of 2007. Gross margin declined from 46.5% in the third quarter of 2007 to 45.1% in the same period of 2008. The gross margin decrease of 140 basis points was a consequence of lower revenues in Colombia and higher sweetener cost in Venezuela.

Our operating income increased 3.9% to Ps. 751 million in the third quarter of 2008, compared to the third quarter of 2007, as a result of a tight control of operating expenses in Central America and Colombia which more than offset higher labor costs in Venezuela. Our operating margin reached 13.0% in the third quarter of 2008, resulting in a 40 basis points decrease as compared to the same period of 2007.

October 23, 2008	Page 5

MERCOSUR DIVISION OPERATING RESULTS (Brazil and Argentina)

As of June 2008, Coca-Cola FEMSA is including the Remil operations in its Mercosur division. Volume and average price per unit case exclude beer results.

Revenues

Net revenues increased 56.0% to Ps. 5,392 million in the third quarter of 2008, as compared to the same period of 2007. Excluding beer, net revenues increased 52.6% to Ps. 4,870 million in the third quarter of 2008, as compared to the same period of 2007. Higher volumes, including Remil, accounted for more than 60% of incremental net revenues and average price per unit case increase represented the balance. Average price per unit case, excluding beer, increased 18.4% to Ps. 34.40 during the third quarter of 2008. Excluding Remil and beer, net revenues increased 12.1% reaching Ps. 3,578 million. Total revenues from beer in Brazil were Ps. 522 million in the third quarter of 2008, including Remil’s beer sales.

Sales volume, excluding beer, increased 28.8% to 141.6 million unit cases in the third quarter of 2008, as compared to the third quarter of 2007. Sales volume, excluding Remil and beer increased 4.1% to reach 114.4 million unit cases. Sparkling beverages sales volume growth, excluding Remil, accounted for more than 75% of the incremental volumes, driven by brand Coca-Cola and the strong performance of Coca-Cola Zero. Bottled water and still beverages provided the balance. Excluding Remil, Brazil accounted for more than 70% of incremental volumes and Argentina provided the balance.

Operating Income

In the third quarter of 2008, our gross profit increased 54.1% to Ps. 2,383 million, as compared to the same period of the previous year. Our Mercosur gross margin decreased 100 basis points to 43.6% in the third quarter of 2008 mainly driven by higher sweetener and resin costs in Brazil and Argentina, as compared to the same period of last year.

Operating income increased 59.6% reaching Ps. 747 million in the third quarter of 2008, as compared to Ps. 468 million in the same period of 2007. Operating leverage achieved by higher revenues, including Remil, more than compensated for (i) higher expenses related to expansion in our cooler coverage and renewal of our distribution fleet in Brazil, (ii) an increase in sales force to strengthen our presence and execution in certain retail segments in Brazil and iii) higher labor costs in Argentina. Our operating margin was 13.7% in the third quarter of 2008, an increase of 20 basis points as compared to the third quarter of 2007.

October 23, 2008	Page 6

SUMMARY OF NINE-MONTHS RESULTS

Our consolidated total revenues increased 10.5% to Ps. 56,248 million in the first nine months of 2008, as compared to the same period of 2007, as a result of growth in all of our divisions; Mexico and Latincentro accounted for close to 40% of this growth and Mercosur represented the balance. Excluding Remil, our consolidated total revenues increased 7.2% to Ps. 54,566 million. Consolidated average price per unit case increased 4.2% to Ps. 33.30 in the first nine months of 2008. Higher average prices per unit case, mainly in our Mercosur division, combined with the integration of the Jugos del Valle line of business which carries higher average price per unit case in our Mexico division, drove this increase.

Total sales volume increased 5.2% to 1,643.0 million unit cases in the first nine months of 2008, as compared to the same period of the previous year. Sales volume growth in our Mexico and Mercosur divisions accounted for the majority of our incremental volumes. Sparkling beverages sales accounted for more than 60% of incremental volumes and our water business and still beverages, represented the balance. Excluding Remil, total sales volume increased 2.9% to reach 1,608.3 million unit cases.

Our gross profit increased 10.4% to Ps. 26,899 million in the first nine months of 2008, as compared to the same period of the previous year, driven by gross profit growth across all of our divisions. Gross margin reached 47.8% during the first nine months of 2008 remaining flat as compared to the same period of 2007 despite of lower profitability from the Jugos del Valle line of business in Mexico, as expected this year.

Our consolidated operating income increased 12.1% to Ps. 9,248 million in the first nine months of 2008, as compared to the same period of 2007. Our Mercosur and Latincentro divisions accounted for more than 80% of this growth and our Mexico division represented the balance. Our operating margin improved 20 basis points to 16.4% in the first nine months of 2008, mainly driven by the improved operating leverage that resulted from higher revenues and a tight control on expenses.

Our consolidated majority net income was Ps. 4,747 million in the first nine months of 2008 a decrease of 4.8% compared to the same period of 2007. Operating income growth partially offset expenses recorded in the other expenses line in conjunction with a higher integral result of financing as compared with the same period of last year. EPS was Ps. 2.57 (Ps. 25.71 per ADR) in the first nine months of 2008, computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

October 23, 2008	Page 7

RECENT DEVELOPMENTS

  On August 7, 2008, Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company, entered into an agreement to jointly acquire the Colombian Brisa bottled water business (including the Brisa brand and production assets) from Bavaria, a subsidiary of SABMiller. The closing of the transaction is subject to approval from the Colombian anti-trust authorities and compliance by both parties with customary closing conditions. This transaction will enable us to increase our presence in the water business and complement our portfolio. Brisa sold 47 million unit cases in 2007 in Colombia. The purchase price, which will be shared equally by Coca-Cola FEMSA and The Coca-Cola Company, is US$92 million. The parties have also agreed customary arrangements regarding the performance of the business between signing and closing.

CONFERENCE CALL INFORMATION

Our third-quarter 2008 Conference Call will be held on: October 23, 2008, at 11:30 A.M. Eastern Time (10:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through October 30, 2008. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 72519928.

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

U.S. dollar amounts in this report, solely for the convenience of the reader, have been translated from Mexican pesos at the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at September 30, 2008, which exchange rate was Ps. 10.9726 to US $ 1.00.

(6 pages of tables to follow)

October 23, 2008	Page 8

Consolidated Income Statement
Expressed in million of Mexican pesos(1), figures of 2007 are expressed with purchasing power as of December 31, 2007

	3Q08	% Rev	3Q07	% Rev	Δ%	YTD 08	% Rev	YTD 07	% Rev	Δ%

Volume (million unit cases) (2)	572.4		527.7		8.5%	1,643.0		1,562.4		5.2%
Average price per unit case (2)	33.42		32.11		4.1%	33.30		31.95		4.2%

Net revenues	19,654		17,211		14.2%	55,940		50,706		10.3%
Other operating revenues (5)	116		53		118.9%	308		193		59.6%

Total revenues	19,770	100%	17,264	100%	14.5%	56,248	100%	50,899	100%	10.5%
Cost of sales	10,374	52.5%	8,789	50.9%	18.0%	29,349	52.2%	26,528	52.1%	10.6%

Gross profit	9,396	47.5%	8,475	49.1%	10.9%	26,899	47.8%	24,371	47.9%	10.4%

Operating expenses	6,202	31.4%	5,579	32.3%	11.2%	17,651	31.4%	16,119	31.7%	9.5%

Operating income	3,194	16.2%	2,896	16.8%	10.3%	9,248	16.4%	8,252	16.2%	12.1%

Other expenses, net	562		122		360.7%	1,267		523		142.3%

Interest expense	407		491		-17.1%	1,566		1,682		-6.9%
Interest income	71		141		-49.6%	357		461		-22.6%

Interest expense, net	336		350		-4.0%	1,209		1,221		-1.0%
Foreign exchange loss (gain)	180		(24)		-850.0%	(26)		(72)		-63.9%
(Gain) on monetary position in Inflationary subsidiries	(232)		(312)		-25.6%	(517)		(584)		-11.5%
Market value loss (gain) on ineffective derivative instruments	230		(7)		-3385.7%	122		(69)		-276.8%

Integral result of financing	514		7		7242.9%	788		496		58.9%

Income before taxes	2,118		2,767		-23.5%	7,193		7,233		-0.6%

Taxes	812		786		3.3%	2,293		2,101		9.1%

Consolidated net income	1,306		1,981		-34.1%	4,900		5,132		-4.5%

Majority net income	1,252	6.3%	1,940	11.2%	-35.5%	4,747	8.4%	4,984	9.8%	-4.8%

Minority net income	54		41		31.7%	153		148		3.4%

Operating income	3,194	16.2%	2,896	16.8%	10.3%	9,248	16.4%	8,252	16.2%	12.1%
Depreciation	468		428		9.3%	1,385		1,246		11.2%
Amortization and other operative non-cash charges (3)	345		335		3.0%	969		1,004		-3.5%

EBITDA (4)	4,007	20.3%	3,659	21.2%	9.5%	11,602	20.6%	10,502	20.6%	10.5%

(1)	Except volume and average price per unit case figures.
(2)	Sales volume and average price per unit case exclude beer results
(3)	Includes returnable bottle breakage expense.
(4)	EBITDA = Operating Income + depreciation, amortization & other operative non-cash charges.
(5)	Since november 2007, we integrated Complejo Industrial CAN, S.A. (CICAN) a can bottling facility in Argentina. Since June 2008, we integrated Minas Gerais (Remil) in Brazil.

October 23, 2008	Page 9

Consolidated Balance Sheet
Expressed in million of Mexican pesos, figures of 2007 are expressed with purchasing power as of December 31, 2007

Assets		Sep 08		Dec 07

Current Assets
Cash and cash equivalents	Ps.	3,530	Ps.	7,542
Total accounts receivable		4,200		4,706
Inventories		4,407		3,418
Prepaid expenses and other		1,735		1,792

Total current assets		13,872		17,458

Property, plant and equipment
Bottles and cases		1,444		1,175
Property, plant and equipment		38,945		37,420
Accumulated depreciation		(17,317)		(16,672)

Total property, plant and equipment, net		23,072		21,923

Investment in shares		1,516		1,476
Deferred charges, net		1,342		1,255
Intangibles assets and other assets		47,809		45,066

Total Assets	Ps.	87,611	Ps.	87,178

Liabilities and Stockholders' Equity		Sep 08		Dec 07

Current Liabilities
Short-term bank loans and notes	Ps.	4,746	Ps.	4,814
Interest payable		173		274
Suppliers		6,567		6,100
Other current liabilities		5,492		5,009

Total Current Liabilities		16,978		16,197

Long-term bank loans		10,993		14,102
Pension plan and seniority premium		850		993
Other liabilities		5,014		5,105

Total Liabilities		33,835		36,397

Stockholders' Equity
Minority interest		1,627		1,641
Majority interest:
Capital stock		3,116		3,116
Additional paid in capital		13,333		13,333
Retained earnings of prior years		34,662		27,930
Net income for the period		4,747		6,908
Cumulative results of holding non-monetary assets		(3,709)		(2,147)

Total majority interest		52,149		49,140

Total stockholders' equity		53,776		50,781

Total Liabilities and Equity	Ps.	87,611	Ps.	87,178

October 23, 2008	Page 10

Mexico Division
Expressed in million of Mexican pesos(1), figures of 2007 are expressed with purchasing power as of December 31, 2007

	3Q 08	% Rev	3Q 07	% Rev	Δ%	YTD 08	% Rev	YTD 07	% Rev	Δ%

Volume (million unit cases)	293.2		286.1		2.5%	866.1		838.2		3.
Average price per unit case	28.99		29.21		-0.8%	29.16		29.05		0.

Net revenues	8,499		8,357		1.7%	25,254		24,352		3.
Other operating revenues	34		29		17.2%	96		122		-21.

Total revenues	8,533	100.0%	8,386	100.0%	1.8%	25,350	100.0%	24,474	100.0%	3.
Cost of sales	4,119	48.3%	3,973	47.4%	3.7%	12,321	48.6%	11,802	48.2%	4.

Gross profit	4,414	51.7%	4,413	52.6%	0.0%	13,029	51.4%	12,672	51.8%	2.

Operating expenses	2,718	31.9%	2,708	32.3%	0.4%	8,155	32.2%	7,917	32.3%	3.

Operating income	1,696	19.9%	1,705	20.3%	-0.5%	4,874	19.2%	4,755	19.4%	2.
Depreciation, amortization & other operative non-cash charges (2)	384	4.5%	427	5.1%	-10.1%	1,226	4.8%	1,260	5.1%	-2.

EBITDA (3)	2,080	24.4%	2,132	25.4%	-2.4%	6,100	24.1%	6,015	24.6%	1.

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Latincentro Division
Expressed in million of Mexican pesos(1) figures of 2007 are expressed with purchasing power as of December 31, 2007

	3Q08	% Rev	3Q07	% Rev	Δ%	YTD 08	% Rev	YTD 07	% Rev	Δ%

Volume (million unit cases)	137.6		131.7		4.5%	397.3		391.3		1.5%
Average price per unit Case	41.88		40.98		2.2%	42.70		40.53		5.3%

Net revenues	5,763		5,397		6.8%	16,964		15,859		7.0%
Other operating revenues	5		11		-54.5%	14		27		-48.1%

Total revenues	5,768	100.0%	5,408	100.0%	6.7%	16,978	100.0%	15,886	100.0%	6.9%
Cost of sales	3,169	54.9%	2,892	53.5%	9.6%	9,255	54.5%	8,751	55.1%	5.8%

Gross profit	2,599	45.1%	2,516	46.5%	3.3%	7,723	45.5%	7,135	44.9%	8.2%

Operating expenses	1,848	32.0%	1,793	33.2%	3.1%	5,376	31.7%	5,166	32.5%	4.1%

Operating income	751	13.0%	723	13.4%	3.9%	2,347	13.8%	1,969	12.4%	19.2%
Depreciation, amortization & other operative non-cash charges (2)	249	4.3%	224	4.1%	11.2%	663	3.9%	664	4.2%	-0.2%

EBITDA (3)	1,000	17.3%	947	17.5%	5.6%	3,010	17.7%	2,633	16.6%	14.3%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

October 23, 2008	Page 11

Mercosur Division
Expressed in million of Mexican pesos(1), figures of 2007 are expressed with purchasing power as of December 31, 2007
Financial figures include beer results

	3Q 08	% Rev	3Q 07	% Rev	Δ%	YTD 08	% Rev	YTD 07	% Rev	Δ%

Volume (million unit cases) (2)	141.6		109.9		28.8%	379.6		332.9		14.0%
Average price per unit case (2)	34.40		29.04		18.4%	32.89		29.18		12.7%

Net revenues	5,392		3,457		56.0%	13,722		10,495		30.7%
Other operating revenues (5)	77		13		492.3%	198		44		350.0%

Total revenues	5,469	100.0%	3,470	100.0%	57.6%	13,920	100.0%	10,539	100.0%	32.1%
Cost of sales	3,086	56.4%	1,924	55.4%	60.4%	7,773	55.8%	5,975	56.7%	30.1%

Gross profit	2,383	43.6%	1,546	44.6%	54.1%	6,147	44.2%	4,564	43.3%	34.7%

Operating expenses	1,636	29.9%	1,078	31.1%	51.8%	4,120	29.6%	3,036	28.8%	35.7%

Operating income	747	13.7%	468	13.5%	59.6%	2,027	14.6%	1,528	14.5%	32.7%
Depreciation, Amortization & Other operative non-cash charges (3)	180	3.3%	112	3.2%	60.7%	465	3.3%	326	3.1%	42.6%

EBITDA (4)	927	17.0%	580	16.7%	59.8%	2,492	17.9%	1,854	17.6%	34.4%

(1)	Except volume and average price per unit case figures.
(2)	Sales volume and average price per unit case exclude beer results
(3)	Includes returnable bottle breakage expense.
(4)	EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.
(5)	Since november 2007, we integrated Complejo Industrial CAN, S.A. (CICAN) a can bottling facility in Argentina. Since June 2008, we integrated Minas Gerais (Remil) in Brazil.

October 23, 2008	Page 12

SELECTED INFORMATION

For the three months ended September 30, 2008 and 2007

Expressed in million of Mexican pesos. Figures of 2007 are expressed with purchasing power as of December 31, 2007

	3Q08		3Q07

Capex	1,446.8	Capex	1,017.6

Depreciation	468.0	Depreciation	428.0

Amortization & Other operative non-cash charges	345.0	Amortization & Other operative non-cash charges	335.0

VOLUME
Expressed in million unit cases

	3Q08					3Q07

	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total

Mexico	220.0	14.1	50.1	9.0	293.2	224.3	14.4	44.4	3.0	286.1
Central America	28.1	1.4	-	2.4	31.9	27.5	1.3	-	1.9	30.7
Colombia	42.5	2.7	2.2	1.9	49.3	43.2	2.8	2.8	0.7	49.5
Venezuela	51.5	3.4	-	1.5	56.4	46.6	3.1	-	1.8	51.5
Latincentro	122.1	7.5	2.2	5.8	137.6	117.3	7.2	2.8	4.4	131.7
Brazil	91.7	5.0	-	2.7	99.4	63.5	4.3	-	1.1	68.9
Argentina	40.3	0.6	-	1.3	42.2	39.4	0.3	-	1.3	41.0
Mercosur	132.0	5.6	-	4.0	141.6	102.9	4.6	-	2.4	109.9

Total	474.1	27.2	52.3	18.8	572.4	444.5	26.3	47.1	9.8	527.7

(1)	Excludes water presentations larger than 5.0 Lt
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3)	Still Beverages include flavored water

  Volume of Brazil, Mercosur division, and Consolidated for quarterly results includes tree months of Remil’s operation, accounting for 27.2 million unit cases.

SELECTED INFORMATION

For the nine months ended September 30, 2008 and 2007

Expressed in million of Mexican pesos. Figures of 2007 are expressed with purchasing power as of December 31, 2007

	YTD 08		YTD 07

Capex	2,640.4	Capex	2,384.9

Depreciation	1,385.0	Depreciation	1,246.0

Amortization & Other operative non-cash charges	969.0	Amortization & Other operative non-cash charges	1,004.0

VOLUME
Expressed in million unit cases

	YTD 08					YTD 07

	CSD	Water	Jug Water	Other	Total	CSD	Water (1)	Jug Water	Other	Total

Mexico	653.9	43.2	147.2	21.9	866.1	653.3	44.2	131.8	8.9	838.2
Central America	87.5	4.2	-	6.8	98.5	84.4	4.2	-	5.6	94.2
Colombia	125.2	7.6	7.3	3.2	143.3	126.9	8.1	8.2	1.9	145.1
Venezuela	142.1	8.9	-	4.5	155.5	137.2	8.6	-	6.2	152.0
Latincentro	354.8	20.7	7.3	14.5	397.3	348.5	20.9	8.2	13.7	391.3
Brazil	229.3	14.7	-	5.2	249.2	190.8	14.2	-	3.4	208.4
Argentina	124.2	1.7	-	4.4	130.4	120.0	0.6	-	3.9	124.5
Mercosur	353.5	16.4	-	9.6	379.6	310.8	14.8	-	7.3	332.9

Total	1,362.2	80.4	154.5	46.0	1,643.0	1,312.6	80.0	139.9	29.9	1,562.4

(1)	Excludes water presentations larger than 5.0 Lt
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3)	Still Beverages include flavored water

  Volume of Brazil, Mercosur division, and for the nine months results includes four months of Remil’s operation, accounting for 34.7 million unit cases.

October 23, 2008	Page 13

September 2008
Macroeconomic Information

	Inflation (1)			Foreign Exchange Rate (local currency per US Dollar) (2)
	LTM	3Q 2008	YTD	September 08	Dec 07	September 07

Mexico	5.47%	1.83%	3.90%	10.7919	10.8662	10.9203
Colombia	7.57%	0.48%	6.53%	2,174.62	2,014.76	2,023.19
Venezuela (3)	34.43%	5.81%	21.74%	2.1500	2,150	2,150
Brazil	7.04%	0.94%	5.25%	1.9143	1.7713	1.8390
Argentina	8.69%	1.35%	6.06%	3.1350	3.1490	3.1500

(1)	Source: Mexican inflation is published by Banco de México (Mexican Central Bank).
(2)	Exchange rates at the end of period are the official exchange rates published by the Central Bank of each country.
(3)	In Venezuela since January 1, 2008, the local currency is 'Bolivar Fuerte', 'Bolivar' the former currency, was divided by one thousand.

October 23, 2008	Page 14

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
(Registrant)

Date:October 23, 2008	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer